Exhibit 99.1
Press Release - Regulated Information

Publication of a transparency notification

received from Tolefi SA

(Article 14 §1 of the Law of 2 May 2007)

Mont-Saint-Guibert, Belgium, November 30, 2023, 10.01 pm CET - regulated information – Celyad Oncology SA (Euronext: CYAD) (“Celyad Oncology” or the “Company”) today announced, in accordance with Article 14 of the Belgian Law of 2 May 2007 regarding the publication of major shareholdings in issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”), that it received a transparency notification dated November 28, 2023, from Tolefi SA and related persons indicating that they have jointly crossed passively below the 15% threshold, holding 6,568,978 shares, or 14.997 % of the voting rights of the Company as of November 14, 2023.

Content of the Notification:

•	Reason of the Notification:

Threshold crossing passively

•	Notification by:

Persons acting in concert

•	Persons subject to the notification requirement:

Tolefi SA, Chaussée de Waterloo 1589D, 1180 Uccle

Serge Goblet

Isabelle Thoumyre

Jérôme Goblet

Jean-Daniel Goblet

•	Date on which the threshold is crossed:

November 14, 2023

•	Threshold that is crossed (in %):

15

•	Denominator:

43,796,947

•	Notified details:

A) Voting Rights	Previous notification	After the Transaction
	#of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to the securities	Not linked to the securities	Linked to the securities	Not linked to the securities
Tolefi SA	6,504,854	6,504,864	0	14.85%	0.00%
Serge Goblet	56,180	56,180	0	0.13%	0.00%
Isabelle Thoumyre	7,300	7,300	0	0.02%	0.00%

Subtotal	6,568,344	6,568,344		15%

Jérôme Goblet	250	250	0	0,00%	0.00%
Jean-Daniel Goblet	384	384	0	0,00%	0.00%

	TOTAL	6,568,978	0	15%	0.00%

Press Release - Regulated Information

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
	TOTAL			0	0,00%

TOTAL (A & B)				# of voting rights		% of voting rights

				6.568.978		15.00%

•	Full chain of controlled undertakings through which the holdings is effectively held:

Tolefi SA is 100% owned by Serge GOBLET, Mrs THOUMYRE and their children.

•	Additional Information:

Due to rounding of the form, the percentage shown is 15%, but the actual percentage is 14.997%.

Miscellaneous

•	The Press Release may be consulted on the website of Celyad Oncology:

https://celyad.com/newsroom/

•	The notification can be consulted on the website of Celyad Oncology:

https://celyad.com/investors/regulated-information/

•	Contact person(s):

Any transparency notification must be sent to our Company by email to the attention of Georges Rawadi, Chief Executive Officer (CEO): investors@celyad.com

About Celyad Oncology

Celyad Oncology is a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR) T-cells. Its primary objective is to unlock the potential of its proprietary technology platforms and intellectual property, enabling to be at the forefront of developing next-generation CAR T-cell therapies. By fully leveraging its innovative technology platforms, Celyad Oncology aims to maximize the transformative impact of its candidate CAR T-cell therapies and redefine the future of CAR T-cell treatments. Celyad Oncology is based in Mont-Saint-Guibert, Belgium. For more information, please visit www.celyad.com.

Press Release - Regulated Information

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the transparency notification. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA